Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 5 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Friday January 17, 2025 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date MSB ORDINARY FULLY PAID 97,680,000 20/01/2025 Refer to next page for full details of the announcement +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B Exhibit 99.1

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 5 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 17/1/2025 New announcement

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 5 Part 2 - Type of Issue 2.1 The +securities to be quoted are: Previous Appendix 3B details: Announcement Date and Time 14-Jan-2025 10:09 Announcement Title New - Proposed issue of securities - MSB Selected Appendix 3B to submit quotation request A placement or other type of issue 2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? 2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B 6,320,000 ordinary shares Yes +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 5 Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B Placement Details ASX +security code and description MSB : ORDINARY FULLY PAID Issue date 20/1/2025 Issue details Number of +securities to be quoted 97,680,000 Are the +securities being issued for a cash consideration? In what currency is the cash consideration being paid? AUD - Australian Dollar What is the issue price per +security? AUD 2.50000000 Any other information the entity wishes to provide about the +securities to be quoted Yes

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 5 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,264,207,187 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 85,070,732 MSBAA : WARRANTS 2 2,000,000 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838